Exhibit 3.1

AMENDMENT NO. 1 TO

SECOND AMENDED AND RESTATED AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

OF

AMERICAN MIDSTREAM GP, LLC

This Amendment No. 1 (this “Amendment”) to the Second Amended and Restated Limited Liability Company of American Midstream GP, LLC (the “Company”), dated as of April 15, 2013 (the “LLC Agreement”), is hereby adopted effective as of February 5, 2014, by and between High Point Infrastructure Partners, LLC, a Delaware limited liability company (“HPIP”), and AIM Midstream Holdings, LLC, a Delaware limited liability company (“AIM Midstream Holdings”). HPIP and AIM Midstream Holdings shall be referred to collectively herein as the “Parties.”  Capitalized terms used but not defined herein have the meaning given such terms in the LLC Agreement.

WHEREAS, HPIP, as holder of 100% of the issued and outstanding Class A membership interests of the Company, and AIM Midstream Holdings, as holder of 100% of the issued and outstanding Class B membership interests of the Company, collectively own all of the issued and outstanding membership interests of the Company;

WHEREAS, Section 14.5 of the LLC Agreement provides that the LLC Agreement may be amended or restated only by a written instrument approved by the Board of Directors of the Company (the “Board”);

WHEREAS, Section 14.5 of the LLC Agreement further provides that the Board shall not amend or restate the LLC Agreement without the prior written consent of the Class B Members if such amendment or restatement would (i) alter the method of division of profits and losses or a method of distributions made to the Class B Members, (ii) increase or extend any financial obligation or liability of the Class B Members, or (iii) materially and adversely affect the rights and privileges of the Class B Members in relation to the Class A Members under the LLC Agreement;

WHEREAS, the Parties have entered into that certain Stipulation and Agreement of Compromise, Settlement and Release, dated as of February 5, 2014, pursuant to which, among other things, the parties have agreed to amend certain provisions of the LLC Agreement as set forth below in this Amendment; and

WHEREAS, the Board has approved this Amendment.

NOW THEREFORE, the Parties do hereby amend the LLC Agreement as follows:

Section 1.                                          Section 3.1(f) of the LLC Agreement is hereby amended and restated in its entirety as follows:

SECTION 3.1                                             Membership Interests; Additional Members.

(f)                                   Additional Person(s) may be admitted to the Company as a Member(s) in exchange for such consideration and upon such other terms and conditions, in each case as determined by the Board in good faith. The terms of admission or issuance must specify the Sharing Percentages applicable thereto and may provide for the creation of different classes or groups of Members having different rights, powers and duties, including rights, powers and duties that are senior in preference to existing Members. The Board may reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers and duties, and such an amendment shall be deemed approved and executed by the Members. Any such admission is effective only after such new Member has executed and delivered to the Members and the Company an instrument containing the notice address of the new Member and such new Member’s ratification of this Agreement and agreement to be bound by it. Upon the admission of a new Member, Exhibit A will be updated to reflect such admission. Notwithstanding the foregoing, no additional Membership Interest shall be issued to HPIP or any of its Affiliates without (i) the prior written consent of AIM Midstream Holdings, which consent shall not be unreasonably withheld or denied, or (ii) offering the Class B Members a right to participate in such issuance on a proportionate basis to the Class B Members’ Sharing Percentage at the lower of (A) the price at which the Membership Interests are being issued to HPIP or its Affiliate or (B) the fair market value of such Membership Interests (it being agreed that any price of a Membership Interest issued to an Affiliate of HPIP in which a third party owns an interest shall be presumed to be fair market value). In addition, except with respect to the Company’s exercise of the preemptive rights provided to the Company pursuant to the Partnership Agreement, no Class A Member shall take any action, and shall cause the Board and any officer(s) not to take any action, that would result in the issuance of any security of the Partnership to an Affiliate of HPIP, the issuance of which would have a disproportionate adverse effect on the Class B Members as compared to the Class A Members, without (i) the approval of the Conflicts Committee or (ii) the prior written consent of AIM Midstream Holdings, which consent shall not be unreasonably withheld or denied.

Section 2.                                          Section 5.4 of the LLC Agreement is hereby amended and restated in its entirety as follows:

SECTION 5.4                                             Distributions.

Except as otherwise provided in Section 12.2, cash may be distributed at such time and in such amounts as the Board of Directors of the Company (the “Board”) shall determine to the Members in accordance with their respective Sharing Percentages. Such distributions shall be made concurrently to the Members (or their Assignees) as reflected on the books of the Company on the date set for purposes of such distribution; provided, however, that within 50 days following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article V to all Members simultaneously pro rata in accordance with each Member’s Sharing Percentage (at the time the amounts of such distributions are determined). Notwithstanding any other provision of this Agreement, in no event shall the aggregate amount of distributions with respect to the Class B Membership Interest exceed an amount equal to (i) $40,000,000, plus (ii) two times the amount of any Capital Contributions made by AIM Midstream Holdings to the Company on or after January 31, 2014.

Section 3.                                          Section 9.4(b) of the LLC Agreement is hereby amended and restated in its entirety as follows:

SECTION 9.4                                             Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(b)                                 Whenever the Board makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, whether under this Agreement, any Group Member

Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the Board, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Act or any other law, rule or regulation or at equity. Whenever the Conflicts Committee makes a determination or takes or declines to take any other action, it shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

Section 4.                                          Section 13.7(a) of the LLC Agreement is hereby amended and restated in its entirety as follows:

(a)                                 The Company shall have the right and option to purchase all, but not less than all, of the Class B Membership Interest, by delivery of a written notice (the “Call Notice”) to the Class B Member at any time, and such Class B Member and such Class B Member’s Transferees (the “Call Group”) shall be required to sell all of the Class B Membership Interest owned by the Call Group at the time the Company exercises such option (collectively, the “Call Securities”), at an aggregate price equal to (i) $40,000,000, plus (ii) two times the amount of any Capital Contributions made by AIM Midstream Holdings to the Company on or after January 31, 2014, less (iii) any amounts distributed with respect to the Class B Membership Interest (the “Call Price”); provided, that if the Call Price equals zero, the Class B Membership Interest will be cancelled by the Company and deemed to be terminated.

Section 5.                                          Article XIII of the LLC Agreement is hereby amended to add a new Section 13.10 as follows:

SECTION 13.10                               Transfer of Incentive Distribution Rights.

The Company shall not transfer any incentive distribution rights of the Partnership (the “Incentive Distribution Rights”) to HPIP or an Affiliate of HPIP (it being understood that members of the Partnership Group (as defined in the Partnership Agreement) shall not be considered Affiliates of HPIP for purposes of this Section 13.10) without (i) the prior written consent of AIM Midstream Holdings, which consent shall not be unreasonably withheld or delayed, or (ii) offering the Class B Members a right to participate in such transfer on a proportionate basis to the Class B Members’ Sharing Percentage at the lower of (A) the price at which the Incentive Distribution Rights are being transferred to HPIP or an Affiliate of HPIP or (B) the fair market value of such Incentive Distribution Rights (it being agreed that any price of a transfer of Incentive Distribution Rights to an Affiliate of HPIP in which a third party owns an interest shall be presumed to be fair market value).

Section 6.                                          Article XIV of the LLC Agreement is hereby amended to add a new Section 14.12 as follows:

SECTION 14.12                               Confidentiality.

The Members agree that all non-public information related to the business, financial condition or prospects of the Company, the Partnership and their Subsidiaries and Affiliates, including any information related to a prospective investment or equity issuance by the Company, the Partnership or their Subsidiaries or Affiliates, shall be considered confidential, shall be kept confidential and shall not be disclosed by a Member to any Person that is not a Member until the date that is two years after the disclosure of such confidential information by the Company or the Partnership to such Member, except such information may be disclosed by such Member: (i) to an Affiliate of such Member; (ii) to the extent such information is required to be furnished in compliance with Applicable Law, or pursuant to any legal proceedings or because of any order of any Governmental Authority binding upon such Member; (iii) to representatives, agents and counsels employed or engaged by such Member where disclosure of such information is essential to such representative’s, agent’s or counsel’s work for such Member; (iv) to a bona fide prospective transferee of such Member’s Membership Interest to the extent appropriate in order to allow the assessment of such Membership Interest (including a Person with whom a Member and/or its Affiliates are conducting bona fide negotiations directed toward a merger, consolidation or the sale of majority ownership of the Member or an Affiliate); (v) to a bona fide prospective investor in such Member to the extent appropriate in order to allow the assessment of such investment opportunity; and (vi) to the extent such information: (a) through no fault of such Member, is, was or becomes a part of the public domain; (b) is, was or becomes available to such Member on a non-confidential basis from a source other than the Company or the Partnership, which source represents that it had the right to disseminate such information at the time it was acquired by such party; or (c) is third party non-public information that is, was or becomes available to such party from a source other than the Company or the Partnership; provided, however, that, with respect to clauses (iii), (iv) and (v) above, prior to such disclosure, the disclosing Member has obtained a written undertaking from the recipient to keep the information strictly confidential until the date that is two years after the disclosure of such confidential information by the Company or the Partnership to such Member (unless the recipient is subject to legal obligations of confidentiality providing protections similar to those set forth above).  The restrictions set forth in this Section 14.12 do not apply to any disclosure made by a Member to an existing or bona fide prospective investor in such Member of the terms of its investment in the Company and the performance of that investment.

Section 7.                                          Exhibit A of the LLC Agreement is hereby amended and restated in its entirety as follows

MEMBER	CLASS A MEMBERSHIP INTEREST	CLASS B MEMBERSHIP INTEREST	SHARING PERCENTAGE	CAPITAL CONTRIBUTION	CAPITAL ACCOUNT BALANCE
High Point Infrastructure Partners, LLC	100%		95%	$21,949,066	$21,949,066
AIM Midstream Holdings, LLC		100%	5%	$1,155,214	$1,155,214

Section 8.                                          Except as hereby amended, the LLC Agreement shall remain unchanged and unmodified and in full force and effect.

Section 9.                                          This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

Section 10.                                   Whenever possible, each provision or portion of any provision of this Amendment will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Amendment is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Amendment will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the effective date written above.

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

AIM MIDSTREAM HOLDINGS, LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Managing Member

Signature Page to Amendment No. 1